February 1, 2007

Mr. Robert S. Littlepage
Accountant Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   Anaren, Inc.
      Item 4.02 Form 8-K, Filed January 26, 2007 (File No. 000-06620)

Dear Mr. Littlepage:

This letter is in response to the Securities and Exchange Commission's ("Commission") letter dated January 29, 2007 regarding Anaren, Inc's ("Company") Form 8-K report filed on January 26, 2007. Below are the Commission's comments and the Company's responses, which I communicated to Ms. Kenya Wright Gumbs during a phone conversation on Tuesday, January 30, 2007.

1. We note that you intend to file amended financial statements. Please tell us how and when, you will file them.

Response:   The Company has restated its financial statements for the periods ending December 31, 2005, March 31, 2006, the fiscal year ended June
            30, 2006, and the first quarter of fiscal year 2007 ended September
            30, 2006 by amending its previous filings with the Commission for the applicable periods.

            As for the currency translation gain that should have been recorded in the fiscal year 2004, the Company has restated its fiscal year 2004 financial statements in its Amended Form 10K/A for the fiscal year ended June 2006.

            All amended filings were filed with the Commission on Wednesday, January 31, 2007.

2. We note from your press release that you intend to restate previously filed financial statements for your first quarter of fiscal 2007, and that these financial statements should no longer be relied upon. However, you do not appear to have disclosed under Item 4.02 of your 8-K that previously issued financial statements for this period should no longer be relied upon. Please revise your disclosure as appropriate.

Response:   The Company disclosed, on Form 8-K, filed with the Commission on
            December 1, 2006, that previously filed financial statements for the first quarter of fiscal year 2007 ended September 30, 2006 should no longer be relied upon.

The Company hereby acknowledges that:

        1. the Company is responsible for the adequacy of the disclosure in the filing;

        2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (315) 432-8909.

Sincerely,


/s/ David M. Ferrara
-----------------------------
David M. Ferrara
Secretary and General Counsel

cc:   Joseph E. Porcello
      Sr. Vice President of Finance